SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

Senomyx, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

81724Q107

(CUSIP Number)

Douglas Lucht

Vice President - Finance

Firmenich Incorporated

250 Plainsboro Road

Plainsboro, New Jersey 08536

(609) 452-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Darrick M. Mix, Esq.

Chad J. Rubin, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81724Q107	13D

1	NAMES OF REPORTING PERSONS Firmenich Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,837,581 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,837,581 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Beneficial ownership of 7,837,581 shares of common stock, par value $0.001 per share (“Common Stock”) is being reported hereunder solely because the Reporting Person may be deemed to have shared voting power over such shares of Common Stock as a result of the Support Agreement (defined below). Such shares of Common Stock include 6,599,347 shares of Common Stock issuable upon the exercise of stock options that are subject to the Support Agreement. Of the shares issuable upon the exercise of stock options, 4,833,297 of such stock options have an exercise price that is greater than the Offer Price (defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP No. 81724Q107	13D

1	NAMES OF REPORTING PERSONS Sentry Merger Sub, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,837,581 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,837,581 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Beneficial ownership of 7,837,581 shares of Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have shared voting power over such shares of Common Stock as a result of the Support Agreement (defined below). Such shares of Common Stock include 6,599,347 shares of Common Stock issuable upon the exercise of stock options that are subject to the Support Agreement. Of the shares issuable upon the exercise of stock options, 4,833,297 of such stock options have an exercise price that is greater than the Offer Price (defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act.

1	NAMES OF REPORTING PERSONS Firmenich International, SA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,300,000 (1)
	8	SHARED VOTING POWER 7,837,581 (2)
	9	SOLE DISPOSITIVE POWER 1,300,000 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,137,581 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON (See Instructions) HC/CO

(1)

Between October 2008 and November 2008, Firmenich International purchased an aggregate of 1,300,000 shares of Common Stock in open market purchases, at an average purchase price of approximately $2.70 per share for an aggregate purchase price of approximately $3.5 million.

(2)

Beneficial ownership of 7,837,581 shares of Common Stock is being reported hereunder solely because the Reporting Person may be deemed to have shared voting power over such shares of Common Stock as a result of the Support Agreement (defined below). Such shares of Common Stock include 6,599,347 shares of Common Stock issuable upon the exercise of stock options that are subject to the Support Agreement. Of the shares issuable upon the exercise of stock options, 4,833,297 of such stock options have an exercise price that is greater than the Offer Price (defined below). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act.

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Senomyx, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 4767 Nexus Centre Drive, San Diego, California, 92121.

Item 2.	Identity and Background.

This Schedule 13D is being jointly filed on behalf of (i) Firmenich Incorporated, a Delaware corporation (“Parent”); (ii) Sentry Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), and (iii) Firmenich International, SA, a Swiss company and the ultimate parent company of Parent and Purchaser (“Firmenich International”). Each of the filing persons is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”).

A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 3 hereto.

Each of Parent and Purchaser has its principal office located at 250 Plainsboro Road, Plainsboro, New Jersey 08536 and each of Parent’s and Purchaser’s telephone number is +1 (609) 452-1000. Firmenich International has its principal office located at 1 Route des Jeunes, 1227 Geneva, Switzerland, and its telephone number is +41 22 780 22 11.

Purchaser was formed solely for the purpose of effecting the transactions contemplated by the Merger Agreement (defined below) and has not engaged in any activities other than those incidental to its formation and the transactions contemplated by the Merger Agreement and the Support Agreement (defined below). The principal business of Parent is to design, manufacture, market and distribute flavors and fragrances (the “F&F Business”). Firmenich International is a holding company which, through its subsidiaries, engages in the F&F Business.

The name, citizenship, business address, present principal occupation or employment of each director and executive officer of each Reporting Person is listed in Schedule I attached hereto. During the last five years, none of the Reporting Persons or, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedule I attached hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Support Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into by and among Parent, Purchaser and the Supporting Stockholders (as defined below in Item 4). The Supporting Stockholders entered into the Support Agreement as an inducement to Parent’s and Purchaser’s willingness to enter into the Merger Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). Except as set forth in this Schedule 13D, the shares of Common Stock to which this Schedule 13D relate have not been purchased by any Reporting Person and no payments were made by or on behalf of any Reporting Person in connection with the execution of the Support Agreement.

As described in Item 4 of this Schedule 13D, between October 2008 and November 2008, Firmenich International purchased an aggregate of 1,300,000 shares of Common Stock in open market purchases, at an average purchase price of approximately $2.70 per share for an aggregate purchase price of approximately $3.5 million. Firmenich International purchased these shares with funds from its working capital.

Item 4.	Purpose of Transaction.

On September 16, 2018, Parent, Purchaser and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Purchaser will commence a tender offer (the “Offer”) no later than October 5, 2018 to acquire all of the outstanding shares of Common Stock at a purchase price of $1.50 per share taxes (the “Offer Price”) in cash, without interest and less any required withholding.

Purchaser’s obligation to purchase the shares of Common Stock tendered in the Offer is conditioned upon, among other things, there being validly tendered and not withdrawn, shares of Common Stock that, considered together with all other shares of Common Stock otherwise beneficially owned by Parent or any of its wholly owned subsidiaries (including Purchaser), would represent one more than 50% of the total number of shares of Common Stock outstanding at the time of the expiration of the Offer.

The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the Delaware General Corporation Law (“DGCL”), Purchaser will merge with and into the Company, with the Company surviving as a wholly owned subsidiary of Parent (the “Merger”). The Merger will be governed by Section 251(h) of the DGCL and will be effected as promptly as practicable following (but in any event on the same date as) the completion of the Offer without a vote on the adoption of the Merger Agreement by Company stockholders. Each share of Common Stock outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than any (i) shares of Common Stock held by the Company (or held in the Company’s treasury), (ii) shares of Common Stock held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent and (iii) shares of Common Stock held by the Company’s stockholders who properly exercise and perfect appraisal rights under Delaware law) will be automatically converted into the right to receive the Offer Price (or any greater price per share of Common Stock paid in the Offer), without interest thereon and less any applicable withholding taxes. Each share of the common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and become one share of common stock of the Surviving Corporation.

Pursuant to the terms of the Merger Agreement, (i) each option to purchase shares of Common Stock (“Company Option”) that is outstanding as of immediately prior to the Effective Time will become fully vested and exercisable effective immediately prior to, and contingent upon, the Effective Time and (ii) as of the Effective Time, by virtue of the Merger and without any further action on the part of the holders thereof, Parent, Purchaser or the Company, each Company Option that is then outstanding and unexercised as of immediately before the Effective Time will be cancelled and converted into the right to receive cash in an amount equal to the product of (1) the total number of shares of Common Stock subject to such fully vested Company Option immediately prior to the Effective Time, multiplied by (2) the excess, if any, of (A) the Merger Consideration over (B) the exercise price payable per share of Common Stock under such Company Option.

The Merger Agreement includes representations, warranties and covenants of the parties customary for a transaction of this nature. From the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement, the Company has agreed to operate its business in the ordinary course and has agreed to certain other operating covenants, as set forth more fully in the Merger Agreement. The Company has also agreed not to solicit or initiate discussions with any third party regarding acquisition proposals.

The Merger Agreement includes a remedy of specific performance for the Company, Parent and Purchaser. The Merger Agreement also includes customary termination provisions for both the Company and Parent and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by the Company to accept and enter into a definitive agreement with respect to an unsolicited superior offer, the Company will be required to pay a termination fee of an amount in cash equal to $3 million (the “Termination Fee”). Any such termination of the Merger Agreement by the Company is subject to certain conditions, including the Company’s compliance with certain procedures set forth in the Merger Agreement and a determination by the board of directors of the Company that the failure to take such action would be inconsistent with the board’s fiduciary duties to the Company’s stockholders under applicable law, payment of the Termination Fee by the Company and the execution of a definitive agreement by the Company with such third party.

Support Agreement

In connection with entering into the Merger Agreement, Parent and Purchaser entered into a Tender and Support Agreement (“Support Agreement”), dated as of September 16, 2018, with the current directors and named executive officers of the Company listed on the signature pages thereto (each, a “Supporting Stockholder” and, collectively, the “Supporting Stockholders”), which together own approximately 2.52% of the outstanding shares of Common Stock as of September 16, 2018. A total of 6,599,347 shares of Common Stock issuable upon the exercise of stock options are subject to the Support Agreement. Of the shares issuable upon the exercise of stock options, 4,833,297 of such stock options have an exercise price that is greater than the Offer Price.

Pursuant to and subject to the terms and conditions of the Support Agreement, each Supporting Stockholder has agreed to tender or cause to be tendered in the Offer all shares of Common Stock beneficially owned by such Supporting Stockholder, including shares of Common Stock that are issued to or otherwise directly or indirectly acquired by such Supporting Stocking prior to the termination of the Support Agreement, including for the avoidance of doubt any shares of Common Stock acquired by such Supporting Stockholder upon the exercise of Company Options. In addition, each Supporting Stockholder has agreed that, during the time the Support Agreement is in effect, at any meeting of the Company’s stockholders, or any adjournment or postponement thereof, such Supporting Stockholder will be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of its shares of Common Stock: (i) against any action or agreement that would reasonably be expected to (a) result in a breach of any covenant, representation or warranty or any other obligation of the Company contained in the Merger Agreement, or of any Supporting Stockholder contained in the Support Agreement, or (b) result in any of the Offer Conditions or the conditions to the Merger set forth in the Merger Agreement not being satisfied on or prior 5 p.m. Eastern Time on January 14, 2019 (such date, the “End Date”); (ii) against any change in the membership of the Company Board; and (iii) against any Acquisition Proposal (as such term is defined in the Merger Agreement attached hereto as Exhibit 1) and against any other action, agreement or transaction involving the Company that is intended, or would reasonably be expected, to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement.

Each Supporting Stockholder also granted Parent an irrevocable proxy with respect to the foregoing, subject to the terms and conditions of the Support Agreement.

The Supporting Stockholders further agreed to certain restrictions with respect to their shares of Common Stock, including restrictions on transfer, and agreed to comply with specified non-solicitation provisions with respect to any Acquisition Proposal.

The Support Agreement will terminate with respect to a particular Supporting Stockholder upon the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the mutual written consent of Parent and such Supporting Stockholder and (d) any amendment or modification to the Merger Agreement, or waiver of any of the Company’s rights under the Merger Agreement, in each case, that results in a decrease in, or change in the form of, the Offer Price or an extension of the End Date (unless such Supporting Stockholder consents in writing in advance to such amendment or waiver).

Open Market Purchases

Between October 2008 and November 2008 Firmenich International purchased an aggregate of 1,300,000 shares of Common Stock in open market purchases, at an average purchase price of approximately $2.70 per share for an aggregate purchase price of approximately $3.5 million.

Additional Information

The foregoing descriptions of (i) the Merger Agreement and the transactions contemplated thereby and (ii) the Support Agreement and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference and to the Support Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference. Schedule A to the Support Agreement lists the names and number of shares of Common Stock that are beneficially held by each Supporting Stockholder.

The purpose of the Offer and the Merger is for Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all of the shares of Common Stock. The purpose of the Merger is for Parent to acquire all of the stock of the Company not purchased pursuant to the Offer or otherwise subject to the terms and conditions set forth in the Merger Agreement. The Supporting Stockholders entered into the Support Agreement as an inducement to Parent’s and Purchaser’s willingness to enter into the Merger Agreement. Upon consummation of the Merger, the Merger will be consummated in accordance with Section 251(h) of the DGCL. At the Effective Time, the certificate of incorporation of the Company, as amended, will be amended and restated in its entirety in the form attached to the Merger Agreement, and, as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until further amended. Also at the Effective Time, the bylaws of the Company, as amended, will be amended and restated in their entirety in the form attached to the Merger Agreement, and, as so amended and restated, will be the bylaws of the Surviving Corporation until further amended. At the Effective Time, the directors of Purchaser will become the directors of the Surviving Corporation and the officers of the Company will be the officers of the Surviving Corporation, each until their respective successors are duly elected or appointed. Following the Merger, Parent intends to consider whether further changes to the roster of officers is necessary or advisable in order to facilitate the integration of the Surviving Corporation into the Parent’s group of companies.

Prior to the Effective Time, the Company has agreed to cooperate with Parent and to use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable under applicable laws and rules and policies of the NASDAQ to enable delisting by the Surviving Corporation of the shares of Common Stock from the NASDAQ and the deregistration of the shares of Common Stock under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the date on which the closing of the Merger occurs.

Except as disclosed in this Schedule 13D, neither Firmenich International, Parent nor Purchaser has any present plan or proposal that would result in an extraordinary corporate transaction involving the Company or any of its subsidiaries, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in the Company’s capitalization, corporate structure or business. After the Merger, Parent may cause the Surviving Corporation to be transferred to one or more of its affiliates for internal structuring reasons, but no such transfer will affect Parent’s obligations under the Merger Agreement.

This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Company stock. Purchaser has not commenced the tender offer described above. Upon commencement of the tender offer, Parent and Purchaser will file with the U.S. Securities and Exchange

Commission (the “SEC”) a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, the Company will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. Stockholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Stockholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov or by contacting the investor relations department of the Company at the email address included below.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Other than those shares of Common Stock that may be deemed to be beneficially owned by operation of the Support Agreement or as otherwise described in this Schedule 13D, the Reporting Persons do not beneficially own any shares of Common Stock.

As a result of the Support Agreement, the Reporting Persons may be deemed to have shared power to vote up to 7,837,581 shares of Common Stock in favor of approval of the Merger or in connection with certain other matters described in Item 4 above (the terms of which are incorporated herein by reference) and thus, each Reporting Person may be deemed to be the beneficial owner of 7,837,581 shares of Common Stock. In addition, Firmenich International beneficially owns 1,300,000 shares of Common Stock over which it has sole voting and dispositive power, which were acquired in open market purchases as described in Item 4 above (which description is incorporated herein by reference) and thus, Firmenich International may be deemed to be the beneficial owner of an additional 1,300,000 shares of Common Stock. As of the date of this Schedule 13D, the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons by virtue of their shared voting power constitute approximately 14.1% of the issued and outstanding shares of Common Stock, and the shares of Common Stock that may be deemed to be beneficially owned by Firmenich International by virtue of its sole voting and dispositive power constitute approximately an additional 2.3% of the issued and outstanding shares of Common Stock (in each case, based on 48,980,204 shares of Common Stock outstanding as of September 14, 2018 (as represented by the Company in the Merger Agreement)). The Reporting Persons are not entitled to any rights as a stockholder of the Company as to the shares of Common Stock covered by the Support Agreement, except as otherwise expressly provided in the Support Agreement.

To the knowledge of the Reporting Persons, none of the persons named in Schedule I attached hereto beneficially owns any Shares except as set forth in Schedule I.

(c) Except for the agreements described in this Schedule 13D, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule I attached hereto or Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Company reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and the Support Agreement described above, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any person, with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description

1	Agreement and Plan of Merger, dated as of September 16, 2018, by and among Senomyx, Inc., Firmenich Incorporated. and Sentry Merger Sub. Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Senomyx, Inc. with the SEC on September 17, 2018)

2	Tender and Support Agreement, dated as of September 16, 2018, by and among Firmenich Incorporated, Sentry Merger Sub, Inc. and the each of the persons set forth on Schedule A thereto. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Senomyx, Inc. with the SEC on September 17, 2018)

3	Joint Filing Agreement, dated as of September 25, 2018, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 26, 2018

FIRMENICH INCORPORATED

By:	/s/ Douglas J. Lucht
Name:	Douglas J. Lucht
Title:	VP Finance and Administration

SENTRY MERGER SUB, INC.

By:	/s/ Douglas J. Lucht
Name:	Douglas J. Lucht
Title:	Vice President

FIRMENICH INTERNATIONAL, SA

By:	/s/ Jane Sinclair
Name:	Jane Sinclair
Title:	General Counsel and Secretary to the Board of Directors

SCHEDULE I

INFORMATION CONCERNING MEMBERS OF THE BOARDS OF DIRECTORS AND

THE EXECUTIVE OFFICERS OF PURCHASER, PARENT AND FIRMENICH INTERNATIONAL

1.	Directors and Executive Officers of Purchaser.

The following table sets forth information about the members of the Board of Directors of Purchaser (the “Purchaser Board”) and the executive officers of Purchaser as of September 25, 2018. The common business address and telephone number for all the directors and executive officers of Purchaser is as follows: c/o Firmenich Incorporated, 250 Plainsboro Road, Plainsboro, New Jersey 08536, telephone number: (609) 452-1000.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Certain Other Information
Matthew Furner United States	Director and President

Douglas J. Lucht United States	Director and Vice President – Finance and Treasurer

Jan Fink Call United States	Director and Secretary

2.	Directors and Executive Officers of Parent.

The following table sets forth information about the members of the Board of Directors of Parent (the “Parent Board”) and the executive officers of Parent as of September 25, 2018. The common business address and telephone number for all the directors and executive officers of Purchaser is as follows: c/o Firmenich Incorporated, 250 Plainsboro Road, Plainsboro, New Jersey 08536, telephone number: (609) 452-1000.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Certain Other Information
Matthew Furner United States	Chairman of the Board, President, North America

Douglas J. Lucht United States	Director and VP Finance and Administration

Jerry Vittoria * United States	Director and Sr. VP Fine Fragrance, Perfumery

Christopher J. Perkins United States	Director and VP, Flavors The Americas

Thomas G. Piloto, Jr. United States	VP, Operations North America

Joy Atkinson United States	VP, BHC Perfumery ZNA

Matthew Rogers United States	VP, R&D North America & Cellular Bio

Eric Jorgensen United States	VP, Treasurer

Jan Fink Call United States	Corporate Secretary

*	Mr. Vittoria beneficially owns 5,000 shares of Common Stock with the sole power to vote or direct the vote and to dispose or to direct the disposition of such shares.

3.	Directors and Executive Officers of Firmenich International.

The following table sets forth information about the members of the Board of Directors of Firmenich International (the “Firmenich International Board”) and the executive officers of Firmenich International as of September 25, 2018. The common business address and telephone number for all the directors and executive officers of Firmenich International is as follows: c/o Firmenich International SA, 1 Route des Jeunes, 1227 Geneva, Switzerland, telephone number: +41 22 780 22 11.

Name, Country of Citizenship	Present Principal Occupation or Employment
Patrick Firmenich Switzerland	Chairman of the Firmenich International Board

Barbara Kux Switzerland	Vice-Chairman of the Firmenich International Board

Pierre Bouchut France	Director

Name, Country of Citizenship	Present Principal Occupation or Employment
Antoine Firmenich Switzerland	Director

Michel Firmenich Switzerland	Director

Karen Jones CBE United Kingdom	Director

André Pometta * Switzerland	Director

Dr. Ajai Puri United States and United Kingdom	Director

Richard Ridinger Germany	Director

Gilbert Ghostine Lebanon and Canada	Chief Executive Officer

Eric Nicolas France	Group Chief Financial Officer

Jane Sinclair Australia	General Counsel and Secretary to the Board of Directors

Boet Brinkgreve Netherlands	Chief Supply Chain Officer.

Chris Millington United Kingdom	President, Flavors division

Bhavesh Shah United Kingdom	Chief Purchasing Officer

Armand de Villoutreys France	President, Perfumery & Ingredients

Mieke Van De Capelle Beligium	Chief Human Resources Officer

Professor Geneviève Berger France	Chief Research Officer

*	Mr. Pometta beneficially owns 51,500 shares of Common Stock with the sole power to vote or direct the vote and to dispose or to direct the disposition of such shares.